

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2011

<u>Via Facsimile</u>
Jerry Booth
Chief Executive Officer
Fresh Traffic Group, Inc.
201 Portage Ave, Suite 1680
Winnipeg MB, Canada

> **Re: Fresh Traffic Group, Inc.**
>   **Form 10-Q for the Quarterly Period Ended November 30, 2010**
>   **Filed January 21, 2011**
>   **Form 8-K/Amendment No. 1**
>   **Filed January 31, 2011**
>   **File No. 000-53703**

Dear Mr. Booth:

We issued comments to Fresh Traffic Group, Inc. on the above captioned filings on April 29, 2011. We received a letter from you dated June 1, 2011 indicating that a response was expected on or before June 15, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 30, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 30, 2011 we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or me at 202-551-3377 if you have questions.

                                        Sincerely,

                                        /s/ Andrew Mew

                                        Andrew Mew
                                        Accounting Branch Chief